Item 26. Exhibit (d) iv.

Accidental Death Benefit Rider

This rider provides an accidental death benefit on the life of the Insured. We discuss this rider, and the rules that apply to it, in the provisions that follow.

Rider Part Of The Certificate

This rider is made a part of the Certificate as of the date this rider is issued (the “Rider Issue Date”). The Rider Issue Date is shown in the Certificate Specifications.

Capitalized terms not defined in this rider shall have the meanings ascribed to them in the Certificate. The Certificate’s provisions apply to this rider. To the extent provisions contained in this rider are contrary to or inconsistent with provisions of the Certificate, the provisions of this rider will control with respect to this rider.

Charges are shown in the Table of Monthly Charges for this rider in the Certificate Specifications.

Benefit In The Event Of Death

The amount of the benefit for this rider is the lesser of: the current Base Selected Face Amount for the Certificate at the time the Insured’s death occurs or $5,000,000.

In the event of the accidental death of the Insured, the benefit to be paid is the full amount of the benefit for this rider.

To pay any benefit under this rider, we require that due proof of the accidental death be given to us at our Administrative Office. This proof must show that the Insured’s death occurred:

•	As a direct result of accidental bodily injury independently of all other causes; and
•	Within 180 days after the injury occurred; and
•	While the Certificate and this rider were in force.

Except for drowning or internal injuries shown by autopsy, the injury causing death must be shown by a visible wound on the exterior of the body. Unless prohibited by law, we have the right to examine a body at any time at our expense.

Exclusions

There are some exclusions to the coverage provided by this rider. No accidental death benefit will be payable if the Insured’s death results directly or indirectly from any of these causes:

Suicide - Suicide, or intentionally self-inflicted injury, while the Insured is sane or insane.

War - War, declared or undeclared, or any act of war.

Military Service - Service in the military forces of any country at war or in any civilian noncombatant unit serving with those forces. “War” includes undeclared war and any act of war. “Country” includes any international organization or group of countries.

EGLADB-2015                                                              1

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Aviation - Travel in, or descent from or with, any kind of aircraft aboard which the Insured is a pilot or crew member or is giving or receiving any training. “Crew member” includes anyone who has any duty aboard the aircraft.

Natural Causes - Bodily or mental illness, disease, or infirmity of any kind, or medical or surgical treatment for any of these.

Drug - The taking or injection of any drug, hypnotic, or narcotic, accidentally or otherwise.

Felony - Death that occurred while committing a felony.

Contestability

This rider will be contestable on the same basis as the Certificate during the lifetime of the Insured for two years from the Rider Issue Date.

Termination Of This Rider

This rider ends automatically:

•	On the Certificate Anniversary Date which is on or next following the Insured’s 65th birthday; or
•	Upon the termination of this Certificate for any reason; or
•	The Monthly Calculation Date on or next following the date we receive the Rider Owner’s Written Request to terminate this rider.

EGLADB-2015                                                              2

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

/s/ Roger W. Crandall	/s/ Pia Flanagan

President	Secretary

EGLADB-2015                                                              3